UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

Michael Serruya

210 Shields Court

Markham, Ontario L3R 8V2 Canada

(905) 479-8762

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS Michael Serruya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,116,902,561 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,116,902,561 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,902,561 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (a) 17,273,371 Shares of Class B Subordinate Voting Shares (the “Shares”), and (b) 4,318,343 Shares issuable upon exercise of warrants held directly by S5 Holdings LLC (“S5 Holdings”). Also includes 962,793,669 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022 and 132,517,178 Shares issuable upon exercise of warrants, in each case, directly held by Superhero Acquisition L.P. (“Superhero LP”). Excludes 781,250 Shares held in trust by S5 Holdings, over which it does not have voting or investment power and disclaims beneficial ownership. S5 Holdings is a limited partner of Superhero LP. Mr. Serruya disclaims beneficial ownership over such Shares directly held by Superhero LP, except for 77,023,494 Shares underlying Convertible Notes and 10,600,193 Shares underlying warrants that represent the proportionate limited partnership interest in Superhero LP held by S5 Holdings.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1filed with the Securities and Exchange Commission on October 12, 2022.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS MOS Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,095,310,847 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,095,310,847 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,095,310,847 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of (a) 962,793,669 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022, and (b) 132,517,178 Shares issuable upon exercise of warrants, in each case, directly held by Superhero LP. MOS Holdings Inc. disclaims beneficial ownership over the Shares held by Superhero LP.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1filed with the Securities and Exchange Commission on October 12, 2022.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS Superhero Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,095,310,847 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,095,310,847 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,095,310,847 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of (a) 962,793,669 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022, and (b) 132,517,178 Shares issuable upon exercise of warrants, in each case, directly held by Superhero LP.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1filed with the Securities and Exchange Commission on October 12, 2022.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS Superhero Acquisition L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,095,310,847 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,095,310,847 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,095,310,847 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of (a) 962,793,669 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022, and (b) 1323,517,178 Shares issuable upon exercise of warrants.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1filed with the Securities and Exchange Commission on October 12, 2022.

CUSIP No. 58507M107

1	NAMES OF REPORTING PERSONS S5 Holdings Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 109,215,400 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 109,215,400 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,215,400 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) 17,273,371 Shares and (b) an aggregate of 4,318,343 Shares issuable upon exercise of warrants, in each case, directly held by S5 Holdings. Also includes (a) 77,023,494 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022 and (b) 10,600,193 Shares issuable upon exercise of warrants, in each case, directly held by Superhero LP and which represent the pro rata limited partnership interest in Superhero LP held by S5 Holdings. Excludes 781,250 Subordinate Voting Shares held in trust by S5 Holdings, over which it does not have voting or investment power and disclaims beneficial ownership.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1filed with the Securities and Exchange Commission on October 12, 2022.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on August 27, 2021 (the “Schedule 13D”) is being filed to reflect a change in the number of Shares beneficially owned by the Reporting Persons as a result of the issuance by the Issuer on March 4, 2022 to Superhero Acquisition L.P. of warrants exercisable for 4,905,830 Shares pursuant to the terms of a top-up right in the A&R Facility (the “Top-up Warrants”), which Top-up Warrants were previously reported by Superhero Acquisition Corp., Superhero Acquisition L.P., MOS Holdings Inc, and Michael Serruya on Form 4 reports filed with the SEC on March 9, 2022. This Amendment No. 1 also (1) updates the amount of Shares that may be issued upon conversion of the Convertible Notes pursuant to accrued interest as of September 30, 2022, (2) reflects the expiration of warrants outstanding under the A&R Facility that were exercisable for an aggregate of 7,655,316 Shares, (3) reflects that the Reporting Persons share voting and investment power, and (4) includes further information about the limited partnership and shareholder agreements regarding Superhero LP and Superhero Corp. Furthermore, the Shares beneficially owned by Michael Serruya and S5 Holdings is amended to exclude 781,250 Shares held in trust by S5 Holdings, over which neither has voting or investment power and disclaims beneficial ownership, and to remove the Short-Term Subscription Right consisting of 20,833,333 Shares and 5,208,333 warrants, as previously reported in the Schedule 13D, which expired by its terms on December 31, 2021.

Except as reported in this Amendment No. 1, the Reporting Persons have not conducted any transactions in MedMen Enterprises Inc. securities since August 17, 2021. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein as well as amending and restating certain items. Only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 4, 2022, the Issuer issued to Superhero LP the Top-Up Warrants exercisable for 4,905,830 Shares of the Issuer pursuant to the terms of a top-up right in the A&R Facility, which was triggered by the issuance of Shares by the Issuer in connection with the Sixth Modification to Senior Secured Commercial Loan Agreement, dated February 2, 2022, with Hankey Capital, LLC, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on February 3, 2022. No consideration was paid by Superhero LP for the Top-up Warrants.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a) and (b). Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 5.

Michael Serruya disclaims beneficial ownership over all Shares beneficially owned by Superhero LP, except for those Shares underlying Convertible Notes and Facility Warrants representing the pro rata limited partnership interest of Superhero LP held by S5 Holdings, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Michael Serruya is the beneficial owner of such securities for any other purpose. Each of MOS and Superhero Corp. disclaim beneficial ownership over all Shares beneficially owned by Superhero LP, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that MOS and Superhero Corp. is the beneficial owner of such securities for any other purpose.

(c)	Except as described in Item 3. of this Amendment No. 1, which is incorporated herein by reference, during the past 60 days, none of the Reporting Persons conducted transactions in the securities of the Issuer.

(d)	To the knowledge of the Reporting Persons, no one other than the Reporting Persons, Fruzer Holdings Limited Liability Company (“Fruzer”), Indulge Holdings Limited Liability Company (“Indulge”), JS18 Holdings Limited Liability Company (“JS18 Holdings” and together with S5 Holdings, Fruzer, Indulge and JS18 Holdings, the “Serruya limited partners”), and Tilray, Inc. (“Tilray” and together with the Serruya limited partners, the “Superhero Limited Partners”), and each of their respective partners, members, affiliates or shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On August 17, 2021, each of the Superhero Limited Partners and Superhero GP entered into a limited partnership agreement of Superhero LP (the “Superhero LPA”). Pursuant to the Superhero LPA, Superhero LP is prohibited from undertaking certain actions, and Superhero GP is prohibited from causing Superhero LP to undertake such actions with respect to the Convertible Notes and Facility Warrants without the prior written approval of Tilray, including: (i) transferring the Convertible Notes or Facility Warrants (except as otherwise expressly permitted by the Superhero LPA); (ii) making a “Fundamental Change” (as defined in the Superhero LPA) to the Convertible Notes or Facility Warrants; (iii) effectuating a conversion of the Convertible Notes or an exercise of any Facility Warrants; (iv) exercising preemptive rights or top-up rights under the A&R Facility; or (v) making any distribution to the partners (except as otherwise expressly permitted by the Superhero LPA). The Superhero LPA also imposes certain transfer restrictions with respect to the pro rata portion of the Convertible Notes and Facility Warrants held directly by Superhero LP and allocable to the Serruya limited partners, including that, prior to the date the federal laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (a “Triggering Event”), the Serruya limited partners may not effectuate any transfer that would cause Superhero LP to hold an amount of Convertible Notes evidencing indebtedness in an aggregate principal amount of less than $1,000,000. The Superhero Limited Partners have the right to cause Superhero LP to redeem all or any portion of their respective interests in exchange for a corresponding portion of such Superhero Limited Partner’s interest in the Convertible Notes, Facility Warrants, proceeds and warrants issued pursuant to the top-up rights in the A&R Facility. Superhero GP is obligated, pursuant to the terms of the Superhero LPA, to use reasonable best efforts to dissolve Superhero LP in the event Superhero LP sells all or substantially all of the Convertible Notes, the Facility Warrants or any other equity securities held by Superhero LP in the Issuer.

On August 17, 2021, MOS and Tilray entered into a Shareholders’ Agreement (the “GP Shareholders’ Agreement”) with Superhero GP, which provides for certain restrictive covenants with respect to the following actions or decisions involving Superhero GP (either directly or in its capacity as the general partner of Superhero LP), including, without the approval of Tilray, (i) waiving, amending or changing any provision of the Convertible Notes or Facility Warrants or any of the Assignment and Assumption Agreements; (ii) taking any action as the collateral agent under or pursuant to the Assignment and Assumption Agreements, pursuant to which the Convertible Notes and Facility Warrants were acquired, or the A&R Facility; (iii) selling, transferring, assigning, pledging or otherwise disposing of the Convertible Notes or Facility Warrants by Superhero LP (except as expressly permitted by the Superhero LPA); (iv) exercising or taking any action to exercise top-up rights under the A&R Facility; and (v) effecting or taking any action to effectuate a conversion of the Convertible Notes or exercise of any Facility Warrants. The GP Shareholders’ Agreement also provides that the board of directors of Superhero GP will be comprised of three directors, one of which is designated by MOS, which designee is Michael Serruya, and the other two (which will remain vacant until the occurrence of a Triggering Event) by Tilray.

The foregoing descriptions of the Assignment and Assumption Agreements, Superhero LPA, and GP Shareholders’ Agreement and do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 4,5 and 6,and 7 and 8, respectively, in Item 7 of this Amendment No. 1 and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021 among MedMen Enterprises Inc., each Credit Party and Holders Signatory thereto and Gotham Green Admin 1, LLC (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K (File No. 000-56199) filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 1(a)	Fourth Amended and Restated Senior Secured Convertible Note (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K (File No. 000-56199) filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 1(b)	Amended and Restated Warrant (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K (File No. 000-56199) filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 2	Mutual Release dated August 17, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report, on Form 8-K (File No. 000-56199) filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 3*	Board Nomination Rights Agreement dated August 17, 2021
Exhibit 4	Assignment and Assumption Agreement dated as of August 17, 2021, by and among Tilray, Superhero LP, and the Gotham Funds (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).
Exhibit 5	Assignment and Assumption Agreement dated as of August 17, 2021, by and among Tilray, Superhero LP, and the Pura Vida Funds (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).
Exhibit 6	Assignment and Assumption Agreement dated as of August 17, 2021, by and among Tilray, Superhero LP, and Parallax (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).
Exhibit 7	Limited Partnership Agreement of Superhero L.P. dated as of August 17, 2021, by and among Superhero GP and each of the Superhero Limited Partners (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).
Exhibit 8	Shareholders’ Agreement among Superhero GP, Tilray and MOS Holdings Inc. dated as of August 17, 2021 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).
Exhibit 9	Joint Filing Agreement

*	Previously filed with Schedule 13D filed with the SEC on August 27, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2022

MICHAEL SERRUYA	MOS Holdings Inc.

/s/ Michael Serruya	By:	/s/ Michael Serruya
	Name:	Michael Serruya
	Title:	A.S.O.

S5 HOLDINGS LIMITED LIABILITY COMPANY		superhero acquisition corp.

By:	/s/ Michael Serruya	By:	/s/ Michael Serruya
Name:	Michael Serruya	Name:	Michael Serruya
Title:	A.S.O.	Title:	A.S.O.

superhero acquisition l.p.

By:	Superhero Acquisition Corp, its general partner

By:	/s/ Michael Serruya
Name:	Michael Serruya
Title:	A.S.O.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 9

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

November 9, 2022

MICHAEL SERRUYA	MOS Holdings Inc.

/s/ Michael Serruya	By:	/s/ Michael Serruya
	Name:	Michael Serruya
	Title:	A.S.O.

S5 HOLDINGS LIMITED LIABILITY COMPANY		superhero acquisition corp.

By:	/s/ Michael Serruya	By:	/s/ Michael Serruya
Name:	Michael Serruya	Name:	Michael Serruya
Title:	A.S.O.	Title:	A.S.O.

superhero acquisition l.p.

By:	Superhero Acquisition Corp, its general partner

By:	/s/ Michael Serruya
Name:	Michael Serruya
Title:	A.S.O.